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18000621

SEC Mail Processing Section
FEB 16 2018
Washington DC
406

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50449

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TRG Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6500 Sheridan Drive, Suite 110
(No. and Street)

Williamsville	New York	14221
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul S. Duggan (716) 247-5014
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RDG + Partners CPAs PLLC
(Name – *if individual, state last, first, middle name*)

69B Monroe Avenue	Pittsford	New York	14534
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

DM

OATH OR AFFIRMATION

I, Paul S. Duggan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TRG Advisors, Inc., as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President / President

Title

Karen B. Vance

Notary Public

KAREN B. VANCE
NOTARY PUBLIC, State of New York
Qualified in Erie County
My Commission Expires 1/31/19

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRG ADVISORS, INC.

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2017

Computation for determination of reserve requirements and information relating to possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission are not applicable since the Company is exempt from such rule pursuant to paragraph (k)(1).

TRG Advisors, Inc.

Financial Statements
and Supplemental Information
December 31, 2017

TRG ADVISORS, INC.

Table of Contents

TRG ADVISORS, INC.

Report of Exemption Claimed Under C.F.R.§240.15c3-3(k)
December 31, 2017

To the best of my knowledge and belief, TRG Advisors, Inc. claims exemption from 17 C.F.R.§240.15c3-3, (k)(1) (the exemption provision) for the entire year ended December 31, 2017.

To the best of my knowledge and belief, TRG Advisors, Inc. has met the identified exemption provisions under 17 C.F.R.§240.15c3-3(k)(1) throughout the entire year ended December 31, 2017 as described in paragraph (d)(4)(iii) of this section without exception.

____

Paul Duggan, President

RDG + Partners
ACCOUNTING & CPA SERVICES

TEL 585.673.2600
FAX 585.662.5153

VILLAGE GREEN OFFICE PARK
69 MONROE AVE
PITTSFORD, NY 14534

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
of TRG Advisors, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of TRG Advisors, Inc. as of December 31, 2017, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of TRG Advisors, Inc. as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of TRG Advisors Inc.'s management. Our responsibility is to express an opinion on TRG Advisors Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to TRG Advisors, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of TRG Advisors, Inc.'s financial statements. The supplemental information is the responsibility of TRG Advisors, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information noted above is fairly stated, in all material respects, in relation to the financial statements as a whole.

RDG + Partners CPAs, PLLC

We have served as TRG Advisors, Inc.'s auditor since 2016.

Pittsford, New York

February 12, 2018

TRG ADVISORS, INC.

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
For the Year Ended December 31, 2017

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities from statement of financial condition	$	96,269
Add:		
Drafts for immediate credit		-
Market value of securities borrowed for which no equivalent value is paid or credited		-
Other unrecorded amounts		-
Total aggregate indebtedness	$	96,269

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$	6,418
Minimum dollar net capital requirement of reporting broker and dealer	$	5,000
Net capital requirement (greater of two)	$	6,418
Excess net capital (net capital less net capital requirement)	$	81,489
Excess net capital at 1000%	$	78,280
Ratio of aggregate indebtedness to net capital		1.1 to 1

STATEMENT PURSUANT TO PARAGRAPH (d)(4) OF RULE 17a-5

There were no material differences between this computation of net capital and the corresponding computation prepared by TRG Advisors, Inc. and included in the Company's unaudited Part IIA FOCUS Report filing as of the same date.

(Concluded)

TRG ADVISORS, INC.

Statement of Financial Condition
December 31, 2017

ASSETS		
Cash and cash equivalents	$	121,426
Commissions receivable		87,912
Accounts receivable		84,953
Total assets	$	294,291
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES:		
Commissions payable	$	62,607
Accounts payable and accrued expenses		33,662
Total liabilities		96,269
STOCKHOLDER'S EQUITY:		
Common stock, $1 par value; 20,000 shares authorized, 100 shares issued and outstanding		100
Additional paid-in capital		9,900
Retained earnings		188,022
Total stockholder's equity		198,022
Total liabilities and stockholder's equity	$	294,291

See Accompanying Notes to Financial Statements.

TRG ADVISORS, INC.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

For the Year Ended December 31, 2017

COMPUTATION OF NET CAPITAL

Total stockholder's equity from statement of financial condition	$ 198,022
Deduct: stockholder's equity not allowable for net capital	-
Total stockholder's equity qualified for net capital	198,022
Add:	
Liabilities subordinated to claims for general creditors allowable in computation of net capital	-
Other (deductions) or allowable credits	-
Total capital and allowable subordinated liabilities	198,022
Deductions and/or charges:	
Total non-allowable assets from statement of financial condition	(110,115)
Security demand note deficiency	-
Commodity futures contracts and spot commodities	-
Other deductions and/or charges	-
Net capital before haircuts on securities positions (tentative net capital)	87,907
Haircuts on securities:	
Contractual securities commitments	-
Subordinated securities borrowings	-
Trading and investment securities:	
Exempted securities	-
Debt securities	-
Options	-
Other securities	-
Undue concentration	-
Other	-
Net capital	$ 87,907

(Continued)

TRG ADVISORS, INC.

Statement of Income
For the Year Ended December 31, 2017

REVENUE	
Investment advisory and management fees	$ 685,028
Mutual fund fees	187,804
Commission income	157,809
Total revenue	1,030,641
EXPENSES	
Commission expense	275,747
Payroll and related taxes	179,838
Professional fees	91,400
Employee benefits	40,705
Technology	38,291
Corporate travel	24,962
Occupancy expenses	21,705
Dues and subscriptions	9,770
Equipment lease	8,693
Regulatory and CRD fees	7,376
Telephone	6,812
Insurance expense	4,950
Office expense	3,216
Miscellaneous expense	7,265
Total expenses	720,730
INCOME BEFORE PROVISION FOR INCOME TAXES	309,911
PROVISION FOR INCOME TAXES	1,000
NET INCOME	$ 308,911

See Accompanying Notes to Financial Statements.

8. RELATED PARTY TRANSACTIONS

During the year ended December 31, 2017, the Company paid consulting fees to Touchstone of $78,000 which is included in professional fees in the accompanying statement of income. At December 31, 2017, accounts payable and accrued expenses included $8,256 owed to Touchstone.

Additionally, as stated in Note 6, the Company subleases office and storage space to Touchstone and leases other office and storage space from a relative of the Company's stockholder.

* * * * * * * * * * * *

TRG ADVISORS, INC.

Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2017

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
BALANCE, January 1, 2017	$ 100	$ 9,900	$ 122,854	$ 132,854
Net income	-	-	308,911	308,911
Stockholder distributions	-	-	(243,743)	(243,743)
BALANCE, December 31, 2017	$ 100	$ 9,900	$ 188,022	$ 198,022

See Accompanying Notes to Financial Statements.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. At December 31, 2017, the Company had net capital of $87,907, which was $81,489 in excess of its required net capital of $6,418, and a ratio of aggregate indebtedness to net capital of 1.1 to 1.

6. OPERATING LEASES

The Company leases office and storage space pursuant to an operating lease agreement that expires on July 10, 2018. The agreement requires monthly rental payments of $4,904 plus additional amounts for the Company's proportionate share of utilities, insurance, property taxes and other expenses. The Company subleases the majority of this space to Touchstone Retirement Group (Touchstone), a related party, under the terms of a sublease agreement that requires monthly sublease payments of $4,359 through the term of the lease. During October 2017, the sublease payments were increased to $4,904 per month. Gross rental expense was $58,848 and sublease rental income was $53,943 for the year ended December 31, 2017, both of which are included in occupancy expense in the accompanying statement of income.

Future minimum sublease payments to be received under this sublease agreement are as follows: 2018 - $29,424.

The Company leases additional space from a relative of its stockholder pursuant to an operating lease agreement that requires monthly rental payments of $1,400 through June 30, 2018. The agreement provides for automatic one year renewal options and is cancelable at any time upon 30 days notice. Related rental expense was $16,800 for the year ended December 31, 2017 and is included in occupancy expense in the accompanying statement of income.

Additionally, the Company leases certain equipment pursuant to an operating lease agreement that requires monthly rental payments of approximately $724 through September 2019. Related equipment lease expense was $8,693 for the year ended December 31, 2017.

Future minimum lease obligations required under the above noncancelable leases are as follows:

2018	$ 38,117
2019	6,516

7. RETIREMENT PLAN

The Company maintains a defined contribution 401(k) plan covering substantially all employees. Eligible participants can elect to contribute to the plan in accordance with Internal Revenue Code contribution limits. The Company provides matching contributions of 50% of the first 8% of employee compensation, as defined. The Company's related expense was $7,755 for the year ended December 31, 2017, which is included in employee benefits expense in the accompanying statement of income.

TRG ADVISORS, INC.

Statement of Cash Flows
For the Year Ended December 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 308,911
Adjustments to reconcile net income to net cash provided by operating activities:	
Net changes in operating assets and liabilities affecting cash flows:	
Commissions receivable	(12,720)
Accounts receivable	(15,386)
Commissions payable	2,952
Accounts payable and accrued expenses	6,138
Net cash provided by operating activities	289,895
CASH FLOWS FROM FINANCING ACTIVITIES:	
Stockholder distributions	(243,743)
Net cash used in financing activities	(243,743)
NET INCREASE IN CASH AND CASH EQUIVALENTS	46,152
CASH AND CASH EQUIVALENTS:	
Beginning of year	75,274
End of year	$ 121,426
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Cash paid for income taxes	$ 1,000

See Accompanying Notes to Financial Statements.

1. ORGANIZATION

TRG Advisors, Inc. (the Company) is a broker/dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investors Protection Corporation. The Company is an introducing broker which does not take possession of customer funds or carry customer accounts. The Company was incorporated on July 23, 1997 and is engaged in a single line of business as a securities broker/dealer, primarily brokering agency transactions for mutual fund and annuity investments on behalf of its customers.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements have been presented on the accrual basis of accounting which recognizes revenues when earned and expenses when incurred.

Cash and Cash Equivalents – For the purposes of reporting cash flows and amounts in the statement of financial condition, the Company defines cash as cash on hand and demand deposits.

Receivables – Commissions receivable are primarily due from various investment companies. Losses from uncollectible receivables are accrued when it is probable that a receivable has been impaired and the amount of the loss can be reasonably estimated. As of the date of these financial statements, management believes that neither of these conditions existed with regard to the Company's receivables, and, as such, an allowance for doubtful accounts has not been established.

Commission Income – Commission income is recorded on a trade-date basis as securities transactions occur.

Investment Advisory and Management Fees – Investment advisory and management fee income is recognized as earned on a pro rata basis over the term of the related contract.

Income Taxes – The Company, with the approval of its stockholder, has elected to be taxed as an S Corporation for federal and state income tax purposes. Consequently, the Company's income, deductions and tax attributes are reported to the stockholder and included in his individual income tax returns. As a result, no provision for income taxes has been reflected in the accompanying financial statements except for minimum state franchise taxes.

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification No. 740-10-50, *Accounting for Uncertainty in Income Taxes*, the Company recognizes the tax benefits from uncertain tax positions only if it is more-likely-than-not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such positions are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. At December 31, 2017, management believes the Company had no uncertain tax positions that would require adjustment to the financial statements. The Company's income tax filings are subject to audit by various taxing authorities. Any interest and penalties assessed to the Company would be reflected as an operating expense. The Company is no longer subject to audit by tax authorities for years prior to 2015.

Advertising – The costs of advertising are expensed in the period incurred.

4. FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of the Company's financial instruments is determined using market information and appropriate valuation methodologies. The Company's financial instruments consist of cash and cash equivalents, receivables and payables. At December 31, 2017, the amounts of these items in the accompanying statement of financial condition approximate their fair values as a result of their short maturities and liquidity.

Accounting principles generally accepted in the United States of America establishes the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of the fair value hierarchy are described below:

- *Level 1* - Inputs to the valuation methodology that consist of unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

- *Level 2* - Inputs to the valuation methodology which include: (1) quoted prices for similar assets or liabilities in active markets, (2) quoted prices for identical or similar assets or liabilities in inactive markets, (3) inputs other than quoted prices that are observable for the asset or liability, and (4) inputs that are corroborated by observable market data by correlation or other means.

- *Level 3* - Inputs to the valuation methodology that are unobservable and are significant to the overall fair value measurement.

As of December 31, 2017, the Company's financial instruments were recorded at cost which approximates fair value as a result of their short-term maturities and liquidity.

The following table presents the fair values of financial assets and liabilities and their related classification within the fair value hierarchy as of December 31, 2017:

	Level 1	Level 2	Level 3	Total
Assets:				
Cash and cash equivalents	$ 121,426	$ -	$ -	$ 121,426
Receivables	172,865	-	-	172,865
	$ 294,291	$ -	$ -	$ 294,291
Liabilities:				
Commissions payable	$ 62,607	$ -	$ -	$ 62,607
Accounts payable and accrued expenses	33,662	-	-	33,662
	$ 96,269	$ -	$ -	$ 96,269

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*Continued*)

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements – In May 2014, the FASB issued Accounting Standards Update (ASU) No. 2014-09, *Revenue from Contracts with Customers* (ASU 2014-09). The new standard requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The update also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. The guidance is effective for the Company beginning January 1, 2018. The Company is currently evaluating the potential impact of adopting this accounting standard update.

In February 2016, the FASB issued ASU No. 2016-02, *Leases* (ASU No. 2016-02), which will change the way the Company recognizes its leased assets. ASU No. 2016-02 will require lessees to recognize on the statement of financial condition the assets and liabilities representing the rights and obligations created by those leases. ASU No. 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases. The standard is effective for annual reporting periods (including interim reporting periods within those years) beginning after December 15, 2018. Early adoption is permitted. The Company is currently evaluating the potential impact of adopting this accounting standard update.

Subsequent Events – Management has evaluated events and transactions that occurred between January 1, 2018 and February 12, 2018, which is the date these financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

3. CONCENTRATIONS OF CREDIT RISK

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents, commissions receivable and accounts receivable. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company's commissions receivable are due from its clearing broker and other large financial institutions resulting from sales of financial instruments. Commissions are normally collected within 30 days of the related transaction. The Company's accounts receivable are due from investment companies. The Company has not experienced any losses in these accounts and believes it is not exposed to any significant credit risk.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*Continued*)

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements – In May 2014, the FASB issued Accounting Standards Update (ASU) No. 2014-09, *Revenue from Contracts with Customers* (ASU 2014-09). The new standard requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The update also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. The guidance is effective for the Company beginning January 1, 2018. The Company is currently evaluating the potential impact of adopting this accounting standard update.

In February 2016, the FASB issued ASU No. 2016-02, *Leases* (ASU No. 2016-02), which will change the way the Company recognizes its leased assets. ASU No. 2016-02 will require lessees to recognize on the statement of financial condition the assets and liabilities representing the rights and obligations created by those leases. ASU No. 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases. The standard is effective for annual reporting periods (including interim reporting periods within those years) beginning after December 15, 2018. Early adoption is permitted. The Company is currently evaluating the potential impact of adopting this accounting standard update.

Subsequent Events – Management has evaluated events and transactions that occurred between January 1, 2018 and February 12, 2018, which is the date these financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

3. CONCENTRATIONS OF CREDIT RISK

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents, commissions receivable and accounts receivable. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company's commissions receivable are due from its clearing broker and other large financial institutions resulting from sales of financial instruments. Commissions are normally collected within 30 days of the related transaction. The Company's accounts receivable are due from investment companies. The Company has not experienced any losses in these accounts and believes it is not exposed to any significant credit risk.

4. FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of the Company's financial instruments is determined using market information and appropriate valuation methodologies. The Company's financial instruments consist of cash and cash equivalents, receivables and payables. At December 31, 2017, the amounts of these items in the accompanying statement of financial condition approximate their fair values as a result of their short maturities and liquidity.

Accounting principles generally accepted in the United States of America establishes the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of the fair value hierarchy are described below:

- *Level 1* - Inputs to the valuation methodology that consist of unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

- *Level 2* - Inputs to the valuation methodology which include: (1) quoted prices for similar assets or liabilities in active markets, (2) quoted prices for identical or similar assets or liabilities in inactive markets, (3) inputs other than quoted prices that are observable for the asset or liability, and (4) inputs that are corroborated by observable market data by correlation or other means.

- *Level 3* - Inputs to the valuation methodology that are unobservable and are significant to the overall fair value measurement.

As of December 31, 2017, the Company's financial instruments were recorded at cost which approximates fair value as a result of their short-term maturities and liquidity.

The following table presents the fair values of financial assets and liabilities and their related classification within the fair value hierarchy as of December 31, 2017:

	Level 1	Level 2	Level 3	Total
Assets:				
Cash and cash equivalents	$ 121,426	$ -	$ -	$ 121,426
Receivables	172,865	-	-	172,865
	$ 294,291	$ -	$ -	$ 294,291
Liabilities:				
Commissions payable	$ 62,607	$ -	$ -	$ 62,607
Accounts payable and accrued expenses	33,662	-	-	33,662
	$ 96,269	$ -	$ -	$ 96,269

TRG ADVISORS, INC.

Notes to Financial Statements
For the Year Ended December 31, 2017

1. ORGANIZATION

TRG Advisors, Inc. (the Company) is a broker/dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investors Protection Corporation. The Company is an introducing broker which does not take possession of customer funds or carry customer accounts. The Company was incorporated on July 23, 1997 and is engaged in a single line of business as a securities broker/dealer, primarily brokering agency transactions for mutual fund and annuity investments on behalf of its customers.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements have been presented on the accrual basis of accounting which recognizes revenues when earned and expenses when incurred.

Cash and Cash Equivalents – For the purposes of reporting cash flows and amounts in the statement of financial condition, the Company defines cash as cash on hand and demand deposits.

Receivables – Commissions receivable are primarily due from various investment companies. Losses from uncollectible receivables are accrued when it is probable that a receivable has been impaired and the amount of the loss can be reasonably estimated. As of the date of these financial statements, management believes that neither of these conditions existed with regard to the Company's receivables, and, as such, an allowance for doubtful accounts has not been established.

Commission Income – Commission income is recorded on a trade-date basis as securities transactions occur.

Investment Advisory and Management Fees – Investment advisory and management fee income is recognized as earned on a pro rata basis over the term of the related contract.

Income Taxes – The Company, with the approval of its stockholder, has elected to be taxed as an S Corporation for federal and state income tax purposes. Consequently, the Company's income, deductions and tax attributes are reported to the stockholder and included in his individual income tax returns. As a result, no provision for income taxes has been reflected in the accompanying financial statements except for minimum state franchise taxes.

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification No. 740-10-50, *Accounting for Uncertainty in Income Taxes*, the Company recognizes the tax benefits from uncertain tax positions only if it is more-likely-than-not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such positions are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. At December 31, 2017, management believes the Company had no uncertain tax positions that would require adjustment to the financial statements. The Company's income tax filings are subject to audit by various taxing authorities. Any interest and penalties assessed to the Company would be reflected as an operating expense. The Company is no longer subject to audit by tax authorities for years prior to 2015.

Advertising – The costs of advertising are expensed in the period incurred.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. At December 31, 2017, the Company had net capital of $87,907, which was $81,489 in excess of its required net capital of $6,418, and a ratio of aggregate indebtedness to net capital of 1.1 to 1.

6. OPERATING LEASES

The Company leases office and storage space pursuant to an operating lease agreement that expires on July 10, 2018. The agreement requires monthly rental payments of $4,904 plus additional amounts for the Company's proportionate share of utilities, insurance, property taxes and other expenses. The Company subleases the majority of this space to Touchstone Retirement Group (Touchstone), a related party, under the terms of a sublease agreement that requires monthly sublease payments of $4,359 through the term of the lease. During October 2017, the sublease payments were increased to $4,904 per month. Gross rental expense was $58,848 and sublease rental income was $53,943 for the year ended December 31, 2017, both of which are included in occupancy expense in the accompanying statement of income.

Future minimum sublease payments to be received under this sublease agreement are as follows: 2018 - $29,424.

The Company leases additional space from a relative of its stockholder pursuant to an operating lease agreement that requires monthly rental payments of $1,400 through June 30, 2018. The agreement provides for automatic one year renewal options and is cancelable at any time upon 30 days notice. Related rental expense was $16,800 for the year ended December 31, 2017 and is included in occupancy expense in the accompanying statement of income.

Additionally, the Company leases certain equipment pursuant to an operating lease agreement that requires monthly rental payments of approximately $724 through September 2019. Related equipment lease expense was $8,693 for the year ended December 31, 2017.

Future minimum lease obligations required under the above noncancelable leases are as follows:

2018	$ 38,117
2019	6,516

7. RETIREMENT PLAN

The Company maintains a defined contribution 401(k) plan covering substantially all employees. Eligible participants can elect to contribute to the plan in accordance with Internal Revenue Code contribution limits. The Company provides matching contributions of 50% of the first 8% of employee compensation, as defined. The Company's related expense was $7,755 for the year ended December 31, 2017, which is included in employee benefits expense in the accompanying statement of income.

TRG ADVISORS, INC.

Statement of Cash Flows
For the Year Ended December 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	308,911
Adjustments to reconcile net income to net cash provided by operating activities:		
Net changes in operating assets and liabilities affecting cash flows:		
Commissions receivable		(12,720)
Accounts receivable		(15,386)
Commissions payable		2,952
Accounts payable and accrued expenses		6,138
Net cash provided by operating activities		289,895
CASH FLOWS FROM FINANCING ACTIVITIES:		
Stockholder distributions		(243,743)
Net cash used in financing activities		(243,743)
NET INCREASE IN CASH AND CASH EQUIVALENTS		46,152
CASH AND CASH EQUIVALENTS:		
Beginning of year		75,274
End of year	$	121,426
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid for income taxes	$	1,000

See Accompanying Notes to Financial Statements.

8. RELATED PARTY TRANSACTIONS

During the year ended December 31, 2017, the Company paid consulting fees to Touchstone of $78,000 which is included in professional fees in the accompanying statement of income. At December 31, 2017, accounts payable and accrued expenses included $8,256 owed to Touchstone.

Additionally, as stated in Note 6, the Company subleases office and storage space to Touchstone and leases other office and storage space from a relative of the Company's stockholder.

* * * * * * * * * * * *

TRG ADVISORS, INC.

Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2017

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
BALANCE, January 1, 2017	$ 100	$ 9,900	$ 122,854	$ 132,854
Net income	-	-	308,911	308,911
Stockholder distributions	-	-	(243,743)	(243,743)
BALANCE, December 31, 2017	$ 100	$ 9,900	$ 188,022	$ 198,022

See Accompanying Notes to Financial Statements.

TRG ADVISORS, INC.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
For the Year Ended December 31, 2017

COMPUTATION OF NET CAPITAL

Total stockholder's equity from statement of financial condition	$ 198,022
Deduct: stockholder's equity not allowable for net capital	-
Total stockholder's equity qualified for net capital	198,022
Add:	
Liabilities subordinated to claims for general creditors allowable in computation of net capital	-
Other (deductions) or allowable credits	-
Total capital and allowable subordinated liabilities	198,022
Deductions and/or charges:	
Total non-allowable assets from statement of financial condition	(110,115)
Security demand note deficiency	-
Commodity futures contracts and spot commodities	-
Other deductions and/or charges	-
Net capital before haircuts on securities positions (tentative net capital)	87,907
Haircuts on securities:	
Contractual securities commitments	-
Subordinated securities borrowings	-
Trading and investment securities:	
Exempted securities	-
Debt securities	-
Options	-
Other securities	-
Undue concentration	-
Other	-
Net capital	$ 87,907

(Continued)

TRG ADVISORS, INC.

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
For the Year Ended December 31, 2017

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities from statement of financial condition	$	96,269
Add:		
Drafts for immediate credit		-
Market value of securities borrowed for which no equivalent value is paid or credited		-
Other unrecorded amounts		-
Total aggregate indebtedness	$	96,269

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$	6,418
Minimum dollar net capital requirement of reporting broker and dealer	$	5,000
Net capital requirement (greater of two)	$	6,418
Excess net capital (net capital less net capital requirement)	$	81,489
Excess net capital at 1000%	$	78,280
Ratio of aggregate indebtedness to net capital		1.1 to 1

STATEMENT PURSUANT TO PARAGRAPH (d)(4) OF RULE 17a-5

There were no material differences between this computation of net capital and the corresponding computation prepared by TRG Advisors, Inc. and included in the Company's unaudited Part IIA FOCUS Report filing as of the same date.

(Concluded)

TRG ADVISORS, INC.

Statement of Income
For the Year Ended December 31, 2017

REVENUE	
Investment advisory and management fees	$ 685,028
Mutual fund fees	187,804
Commission income	157,809
Total revenue	1,030,641
EXPENSES	
Commission expense	275,747
Payroll and related taxes	179,838
Professional fees	91,400
Employee benefits	40,705
Technology	38,291
Corporate travel	24,962
Occupancy expenses	21,705
Dues and subscriptions	9,770
Equipment lease	8,693
Regulatory and CRD fees	7,376
Telephone	6,812
Insurance expense	4,950
Office expense	3,216
Miscellaneous expense	7,265
Total expenses	720,730
INCOME BEFORE PROVISION FOR INCOME TAXES	309,911
PROVISION FOR INCOME TAXES	1,000
NET INCOME	$ 308,911

RDG + Partners
ACCOUNTING & CPA SERVICES

TEL 585.673.2600
FAX 585.662.5153

VILLAGE GREEN OFFICE PARK
69 MONROE AVE
PITTSFORD, NY 14534

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
of TRG Advisors, Inc.:

We have reviewed management's statements, included in the accompanying Report of Exemption Claimed Under C.F.R. §240.15c3-3(k), in which (1) TRG Advisors, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which TRG Advisors, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: ((k)(1)) (the "exemption provision") and (2) TRG Advisors, Inc. stated that they met the identified exemption provision throughout the most recent fiscal year without exception. TRG Advisors, Inc.'s management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about TRG Advisors, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

RDG + Partners CPAs, PLLC

Pittsford, New York

February 12, 2018

See Accompanying Notes to Financial Statements.

TRG ADVISORS, INC.

Report of Exemption Claimed Under C.F.R.§240.15c3-3(k)
December 31, 2017

To the best of my knowledge and belief, TRG Advisors, Inc. claims exemption from 17 C.F.R.§240.15c3-3, (k)(1) (the exemption provision) for the entire year ended December 31, 2017.

To the best of my knowledge and belief, TRG Advisors, Inc. has met the identified exemption provisions under 17 C.F.R.§240.15c3-3(k)(1) throughout the entire year ended December 31, 2017 as described in paragraph (d)(4)(iii) of this section without exception.

Paul Duggan, President

TRG ADVISORS, INC.

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2017

Computation for determination of reserve requirements and information relating to possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission are not applicable since the Company is exempt from such rule pursuant to paragraph (k)(1).

RDG + Partners
ACCOUNTING & CPA SERVICES

TEL: 585.673.2600
FAX: 585.662.5153

VILLAGE GREEN OFFICE PARK
69 MONROE AVE
PITTSFORD, NY 14534

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Stockholder of TRG Advisors, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by TRG Advisors, Inc. and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of TRG Advisors, Inc. for the year ended December 31, 2017, solely to assist you and SIPC in evaluating TRG Advisors, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). TRG Advisors, Inc.'s management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

RDG + Partners CPAs, PLLC

Pittsford, New York

February 12, 2018

SIPC-7

(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (35-REV

For the fiscal year ended ________________

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends f purposes of the audit requirement of SEC Rule 17a-5:

Note: If any of the information shown on th mailing label requires correction, please e any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 1,405

B. Less payment made with SIPC-6 filed (exclude interest) (678

7/17/18
Date Paid

C. Less prior overpayment applied (—

D. Assessment balance due or (overpayment) —

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 728

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 728

ck 7877 1/27/18

H. Overpayment carried forward $(—)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

TRG Advisors Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 26 day of January, 20 18.

Paul S Duggan
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this f for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01-01-2017
and ending 12-31-17

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,030,641
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	93,686
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	93,686
2d. SIPC Net Operating Revenues	$ 936,955
2e. General Assessment @ .0015	$ 1,405

(to page 1, line 2.A.)